[STRONG CAPITAL MANAGEMENT, INC. LETTERHEAD]



                                                         August 6, 2002

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Strong Income Funds, Inc.("Registrant") File Nos. 33-37435 and 811-6195
        -  Strong Advisor Municipal Bond Fund
        -  Strong Core Bond Fund
        -  Strong Intermediate Bond Fund
       Withdrawal of Post-Effective Amendment No. 29 Filed on July 17, 2002 Accession Number: 0000355414-02-000244

Dear Sir or Madam:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("Securities Act"), the Registrant requests the withdrawal of Post-Effective Amendment No. 29 ("PEA 29") filed July 17, 2002, to the Registration Statement on Form N-1A. The Accession Number for the filing is 0000355414-02-000244.

         PEA 29 was filed to add the Strong Advisor Municipal Bond Fund, Strong Core Bond Fund, and Strong Intermediate Bond Fund as series funds of the Registrant. We are withdrawing PEA 29 because of certain material changes which are proposed for Strong Intermediate Bond Fund.

         If you have any questions or comments, please call me at (414)
359-3776.

                                                    Sincerely,

                                                /s/ Gilbert L. Southwell III

                                                    Gilbert L. Southwell III
                                                    Assistant Secretary


C:       Kerry A. Jung, Associate Counsel
         Susan A. Hollister, Associate Counsel